                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. )(1 )

                                ZEMEX CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    988910105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             ROBERT C. MUFFLY, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MARCH 3, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 2 of 14
--------------------------                                     -----------------



--------------------------------------------------------------------------------
          1             NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        (entities only)

                        Cementos Pacasmayo S.A.A.
                        (No I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                                 (a) |_|
                                 (b) |_|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
--------------------------------------------------------------------------------

          4             SOURCE OF FUNDS (See Instructions)

                                       OO
--------------------------------------------------------------------------------

          5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) OR 2(e)                     |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Peru
--------------------------------------------------------------------------------

       NUMBER OF                  7            SOLE VOTING POWER
        SHARES                                          -0-
                       --------------------------------------------------------
     BENEFICIALLY
       OWNED BY                   8            SHARED VOTING POWER
                                                        4,122,174
                        --------------------------------------------------------
        EACH
      REPORTING                   9            SOLE DISPOSITIVE POWER
                                                        -0-
                        --------------------------------------------------------
     PERSON WITH
                                 10            SHARED DISPOSITIVE POWER
                                                        4,122,174
--------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                                       4,122,174
--------------------------------------------------------------------------------

          12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (See Instructions)                   |_|
--------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       48.7%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON (See Instructions)

                                       CO
================================================================================

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 3 of 14
--------------------------                                     -----------------



--------------------------------------------------------------------------------
          1             NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        (entities only)

                        Inversiones Pacasmayo S.A.
                        (No I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                                  (a) |_|
                                  (b) |_|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
--------------------------------------------------------------------------------

          4             SOURCE OF FUNDS (See Instructions)

                                       OO
--------------------------------------------------------------------------------

          5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) OR 2(e)                     |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Peru
--------------------------------------------------------------------------------

       NUMBER OF                  7            SOLE VOTING POWER
        SHARES                                          -0-
                       --------------------------------------------------------
     BENEFICIALLY
       OWNED BY                   8            SHARED VOTING POWER
                                                        4,122,174
                        --------------------------------------------------------
        EACH
      REPORTING                   9            SOLE DISPOSITIVE POWER
                                                        -0-
                        --------------------------------------------------------
     PERSON WITH
                                 10            SHARED DISPOSITIVE POWER
                                                        4,122,174
--------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                                       4,122,174
--------------------------------------------------------------------------------

          12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (See Instructions)                   |_|
--------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       48.7%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON (See Instructions)

                                       CO
================================================================================

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 4 of 14
--------------------------                                     -----------------



--------------------------------------------------------------------------------
          1             NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        (entities only)

                        Eduardo Hochschild
                        (No I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                                  (a) |_|
                                  (b) |_|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
--------------------------------------------------------------------------------

          4             SOURCE OF FUNDS (See Instructions)

                                       OO
--------------------------------------------------------------------------------

          5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) OR 2(e)                     |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Peru
--------------------------------------------------------------------------------

       NUMBER OF                  7            SOLE VOTING POWER
        SHARES                                          -0-
                       --------------------------------------------------------
     BENEFICIALLY
       OWNED BY                   8            SHARED VOTING POWER
                                                        4,122,174
                        --------------------------------------------------------
        EACH
      REPORTING                   9            SOLE DISPOSITIVE POWER
                                                        -0-
                        --------------------------------------------------------
     PERSON WITH
                                 10            SHARED DISPOSITIVE POWER
                                                        4,122,174
--------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                                       4,122,174
--------------------------------------------------------------------------------

          12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (See Instructions)                   |_|
--------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       48.7%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON (See Instructions)

                                       IN
================================================================================

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 5 of 14
--------------------------                                     -----------------


Item 1.  Security and Issuer.

         This statement relates to shares (the "Shares") of the common stock, no par value per share ("Common Stock"), of Zemex Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 95 Wellington Street West, Suite 2000, Toronto, Ontario, Canada M5J 2N7.

Item 2.  Identity and Background.

         This statement is jointly filed by Cementos Pacasmayo S.A.A., a publicly traded corporation organized under the laws of Peru ("Pacasmayo"), by Inversiones Pacasmayo S.A., a publicly traded corporation organized under the laws of Peru ("IPSA"), and by Mr. Eduardo Hochschild (Pacasmayo, IPSA and Mr. Eduardo Hochschild collectively, the "Reporting Persons"). IPSA owns a majority of the shares of Pacasmayo. Given his position as chief executive of the Hochschild Organization, with which Pacasmayo and IPSA are affiliated, Mr. Eduardo Hochschild may be deemed under applicable regulations to have ultimate voting control over IPSA. Mr. Eduardo Hochschild expressly disclaims beneficial ownership of any Shares.

         The principal business address of Pacasmayo is Pasaje El Carmen No. 180, Urb. El Vivero de Monterrico, Surco, Lima 33, Peru. The principal business of Pacasmayo is the manufacture of cement, lime and other construction materials.

         The principal business address of IPSA is Pasaje El Carmen No. 180, Urb. El Vivero de Monterrico, Surco, Lima 33, Peru. The principal business of IPSA is investment and management advisory services.

         The principal business address of Mr. Eduardo Hochschild is Pasaje El Carmen No. 180, Urb. El Vivero de Monterrico, Surco, Lima 33, Peru. His title at Pacasmayo is Director and Vice Chairman of Pacasmayo, and his title at IPSA is Director. His principal occupations are Vice Chairman of Pacasmayo and chief executive of the Hochschild Organization, a group of affiliated Peruvian mining companies.

         Schedule A-1 attached hereto sets forth the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each director and executive officer of Pacasmayo. Schedule A-2 attached hereto sets forth the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each director and executive officer of IPSA.

         During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified on Schedule A-1 or Schedule A-2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Schedule 13D is being filed in connection with the execution by Pacasmayo of the Support Agreements described in Items 4 and 6, by virtue of which the Reporting Persons may be deemed to control the 4,122,174 Shares and options of the Issuer owned by the Principal Securityholders (as defined in Item
4). The Support Agreements were entered into in connection with the proposed transaction described in Item 4, and no funds were paid in connection therewith. If the transaction described in Item 4 is consummated, Pacasmayo will fund the payment of the purchase price for the Shares to be acquired by Subco pursuant to the Plan of Arrangement described in Item 4 below, in the amount of approximately $71,300,000 (the "Purchase Price"), in part from the proceeds of a $60,000,000 bond issuance that was completed on February 21, 2003, in the Peruvian public bond market and in part out of Pacasmayo's working capital. If Pacasmayo determines that it requires additional funds, it may borrow funds out of its existing line of credit with Banco de Credito del Peru in the maximum amount of $30,000,000.

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 6 of 14
--------------------------                                     -----------------


Item 4.  Purpose of Transaction.

         On March 3, 2003, Pacasmayo entered into an Arrangement Agreement (the "Arrangement Agreement") with the Issuer and 6012639 Canada Inc., a Canadian corporation and a subsidiary of Pacasmayo ("Subco"). The Arrangement Agreement provides that Subco will acquire all of the Shares of the Issuer by way of arrangement under Section 192 of the Canada Business Corporations Act (the "Arrangement"). Pursuant to the Arrangement Agreement, the Arrangement is to be effected pursuant to a plan of arrangement (the "Plan of Arrangement"), whereby
(i) the shareholders of the Issuer will receive cash in the amount of $8.80 per share, (ii) the optionholders of the Issuer whose options have an exercise price of less than $8.80 will receive cash in an amount per option equal to the difference between $8.80 and the exercise price of such option and (iii) Subco will become the sole shareholder of the Issuer. The Arrangement is conditional on, among other things, the approval of the shareholders and optionholders of the Issuer (collectively, the "Securityholders") and of the Superior Court of Justice of the Province of Ontario. Upon the effectiveness of the Arrangement, the Issuer will become an indirect subsidiary of Pacasmayo and IPSA.

         In connection with the Arrangement, on March 3, 2003, Pacasmayo and Subco entered into separate Support Agreements (the "Support Agreements") with Dundee Bancorp Inc., the majority shareholder of the Issuer ("Dundee"), and with certain other securityholders of the Issuer listed on Schedule B hereto (together with Dundee, the "Principal Securityholders"), pursuant to which, subject to certain exceptions, the Principal Securityholders agreed to (i) continue to hold their respective Shares and options of the Issuer until the effective date of the Arrangement, (ii) vote such Shares and options in favor of the Arrangement at the special meeting of the securityholders of the Issuer called to approve the Arrangement (the "Special Meeting") and (iii) not exercise any rights of dissent provided under the Plan of Arrangement. This Schedule 13D is being filed in respect of the 4,122,174 shares and options held by the Principal Securityholders which Pacasmayo and, indirectly, IPSA and Mr. Eduardo Hochschild may be deemed to control by virtue of the Support Agreements.

         All references to the Arrangement Agreement and the Support Agreements are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference as described in Item 7.

Item 5.  Interest in Securities of the Issuer.

         (a) As of March 3, 2003, the aggregate number of Shares that may be deemed to be beneficially owned by Pacasmayo by virtue of the execution of the Support Agreements is 4,122,174. As calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, this number of Shares represents approximately 48.7% of the total number of Shares outstanding, based on 7,902,105 Shares outstanding (as represented by the Issuer in Section 3.13 of the Arrangement Agreement) plus 559,500 Shares for which the 559,500 options subject to the Support Agreements may be exercised. Since, pursuant to the Plan of Arrangement described in Item 4, all options of the Issuer outstanding on the date of the Special Meeting are entitled to vote on the arrangement together with the holders of Shares, all voting as a single class, Pacasmayo believes that in this instance it would be more appropriate to calculate such percentage based on 7,902,105 Shares outstanding plus 1,047,150 Shares for which the 1,047,150 options issued by the Issuer under the Zemex 1999 Share Option Plan (as amended and restated as of June 29, 2001) may be exercised (as represented by the Issuer in Section 3.13 of the Arrangement Agreement). The number of Shares which may be deemed to be beneficially owned by Pacasmayo would, under such alternative calculation, represent 46.0% of the total number of Shares outstanding.

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 7 of 14
--------------------------                                     -----------------

         IPSA, as the majority shareholder of Pacasmayo, and Mr. Eduardo Hochschild, as a person who may be deemed to have voting control over IPSA, may each be deemed to be the beneficial owner of, and may be deemed to have shared power to vote or to direct the vote of, or to dispose or direct the disposition of, the Shares over which Pacasmayo has voting control by virtue of the Support Agreements.

         (b) See item (a) above.

         (c) Except as disclosed in Item 4, none of the Reporting Persons or any of their respective directors and executive officers has effected any transactions in Shares during the past sixty (60) days.

         (d) Until the Arrangement is effective and Pacasmayo acquires the Shares, Dundee and the other Principal Securityholders (as listed on Schedule B hereto) continue to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Each of the Principal Securityholders executed and delivered to Pacasmayo and Subco a Support Agreement, pursuant to which each Principal Securityholder agreed to (i) vote or cause to be voted its Shares or options, as the case may be, in favor of the Arrangement at the Special Meeting, (ii) not exercise any rights of dissent provided under the Plan of Arrangement, (iii) continue to hold his or its Shares and options of the Issuer until the effective date of the Arrangement, (iv) not grant any proxy or other right to vote such Shares or options, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote such Shares or options and (v) not solicit a competing transaction or knowingly take any action which is reasonably likely to reduce the likelihood of success of the Arrangement. Pursuant to the Support Agreements, each Principal Securityholder other than Dundee agreed to deliver to the Issuer, with a copy to Subco, not later than five days prior to the date of the Special Meeting, a duly executed proxy directing the holder of such proxy to vote in favor of the Arrangement and naming such individuals as may be designated by Subco. Dundee agreed to deposit all of its Shares, together with a duly completed and executed letter of transmittal, with the depositary specified in the Plan of Arrangement in accordance with the terms thereof. The Support Agreements may be terminated by the Principal Securityholders if the Arrangement Agreement is terminated or there is a default by Pacasmayo or Subco, and by Pacasmayo and Subco if the Arrangement Agreement is terminated in accordance with its terms.

         Except as described in this Item 6 and in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 8 of 14
--------------------------                                     -----------------


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -     Joint Filing Agreement

Exhibit 2 -     Arrangement Agreement dated as of March 3, 2003, among Cementos
                Pacasmayo S.A.A., 6012639 Canada Inc. and Zemex Corporation - incorporated by reference to the Form 8-K of Zemex Corporation filed on March 4, 2003, to which it is attached as Exhibit 2.1

Exhibit 3 -     Support Agreement dated March 3, 2003, between Dundee Bancorp
                Inc. and Cementos Pacasmayo S.A.A. - incorporated by reference to the Form 8-K of Zemex Corporation filed on March 4, 2003, to which it is attached as Exhibit 2.2

Exhibit 4 -     Support Agreement dated as of March 3, 2003, among Cementos
                Pacasmayo S.A.A., 6012639 Canada Inc. and R. Peter Gillin, Allen
                J. Palmiere, Peter J. Goodwin, Jr., Terrance J. Hogan, John M.
                Donovan, Morton Cohen, Paul A. Carroll, Peter Lawson-Johnston,
                William J. vanden Heuvel, Garth A.C. MacRae and Jonathan C.
                Goodman - incorporated by reference to the Form 8-K of Zemex
                Corporation filed on March 4, 2003, to which it is attached as
                Exhibit 2.3

Exhibit 5 -     Form of Plan of Arrangement to be entered into pursuant to the
                Arrangement Agreement - incorporated by reference to the Form
                8-K of Zemex Corporation filed on March 4, 2003, to which it is attached as Exhibit 2.4

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 9 of 14
--------------------------                                     -----------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2003

                                CEMENTOS PACASMAYO S.A.A.


                                By: /s/Ignacio Bustamante
                                    -----------------------------------
                                    Chief Financial Officer



                                INVERSIONES PACASMAYO S.A.


                                By: /s/Lino Abram
                                    -----------------------------------
                                      Chief Executive Officer




                                /s/Eduardo Hochschild
                                ---------------------------------------

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 10 of 14
--------------------------                                     -----------------


                                  SCHEDULE A-1

                   PACASMAYO DIRECTORS AND EXECUTIVE OFFICERS


Name and Business                   Position                  Principal Occupation                   Citizenship
-----------------                   --------                  --------------------                   -----------
Address
-------
Lino Abram                            Director and            Chief Executive Officer                Peruvian
Pasaje El Carmen No. 180              Chief Executive         of Pacasmayo
Urb. El Vivero de                     Officer
Monterrico, Surco
Lima 33
Peru

Alberto Beeck                         Director and            Chairman of Pacasmayo                  Peruvian
6 Harbor Point                        Chairman
Key Biscayne, FL 33149

Eduardo Hochschild                    Director and            Vice Chairman of Pacasmayo             Peruvian
Pasaje El Carmen No. 180              Vice Chairman           and Chief Executive of the
Urb. El Vivero de                                             Hochschild Organization, a
Monterrico, Surco                                             group of affiliated Peruvian
Lima 33                                                       mining companies
Peru

Alberto Benavides                     Director                Chairman of Compania                   Peruvian
Carlos Villaran No. 790                                       Minas Buenaventura S.A.A.,
Urb. Sta. Catalina                                            a Peruvian mining company
La Victoria, Lima
Peru

Robert P. Bredthauer                  Director                Executive President of                 Swiss
Km. 7.5 Via a la Costa                                        La Cemento Nacional C.A.,
Guayaquil                                                     an Ecuadorian cement
Ecuador                                                       company

Juan Inchaustegui                     Director                Chairman of Compania                   Peruvian
Pasaje El Carmen No. 180                                      Minera Arcata S.A., a
Urb. El Vivero de                                             Peruvian mining company
Monterrico, Surco
Lima 33
Peru

Thomas Knopfel                        Director                Manager for Latin America              Swiss
Zurcherstrasse 156                                            at Holcim Ltd., a Swiss
CH-8645 Jona                                                  cement company
Switzerland

Carlos Ortiz                          Director                Independent consultant                 Peruvian
Av. La Floresta No. 369                                       in mining
Dpto. 101
Chacarilla, Lima
Peru

Walter Piazza                         Director                Chairman of Cosapi                     Peruvian
Nicolas Arriola No. 500                                       Organizacion Empresarial
Urb. Sta. Catalina                                            S.A., a Peruvian construction
La Victoria, Lima                                             company
Peru

Dionisio Romero                       Director                Chairman of Credicorp,                 Peruvian
Calle Centenario No. 156                                      Corporacion BCP, a
La Molina, Lima                                               Peruvian bank
Peru

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 11 of 14
--------------------------                                     -----------------

Ignacio Bustamante                    Chief Financial         Chief Financial Officer                Peruvian
Pasaje El Carmen No. 180              Officer                 of Pacasmayo
Urb. El Vivero de
Monterrico, Surco
Lima 33
Peru

Jose Luis Arevalo                     Chief Operating         Chief Operating Officer                Peruvian
Pasaje El Carmen No. 180              Officer                 of Pacasmayo
Urb. El Vivero de
Monterrico, Surco
Lima 33
Peru

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 12 of 14
--------------------------                                     -----------------


                                  SCHEDULE A-2

                      IPSA DIRECTORS AND EXECUTIVE OFFICERS


Name and Business                   Position                  Principal Occupation                   Citizenship
-----------------                   --------                  --------------------                   -----------
Address
-------
Lino Abram                            Director and            Chief Executive Officer                Peruvian
Pasaje El Carmen No. 180              Chief Executive         of Pacasmayo
Urb. El Vivero de                     Officer
Monterrico, Surco
Lima 33
Peru

Fernando de Osma                      Director                Chairman of Plan Vital                 Peruvian
Av. Salaverry No. 2461                                        S.A., a Peruvian
San Isidro                                                    insurance company
Lima
Peru

Javier Durand                         Director                General Counsel of                     Peruvian
Pasaje El Carmen No. 180                                      Mauricio Hochschild
Urb. El Vivero de                                             y Cia. Ltda. S.A.C., an
Monterrico, Surco                                             investment management and
Lima 33                                                       mining consulting company
Peru

Eduardo Hochschild                    Director                Vice Chairman of Pacasmayo             Peruvian
Pasaje El Carmen No. 180                                      and Chief Executive of the
Urb. El Vivero de                                             Hochschild Organization, a
Monterrico, Surco                                             group of affiliated Peruvian
Lima 33                                                       mining companies
Peru

Gonzalo Freyre                        Director                Director of IPSA                       Peruvian
Pasaje El Carmen No. 180
Urb. El Vivero de
Monterrico, Surco
Lima 33
Peru

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 13 of 14
--------------------------                                     -----------------



                                   SCHEDULE B

                            PRINCIPAL SECURITYHOLDERS


Securityholder                              Number of Shares Held                    Number of Options Held
--------------                              ---------------------                    ----------------------
Dundee Bancorp Inc.                               3,055,176                                             0
R. Peter Gillin                                       1,000                                        37,500
Allen J. Palmiere                                     5,520                                       105,000
Peter J. Goodwin, Jr.                                29,166                                        90,000
Terrance J. Hogan                                    58,990                                        77,000
John M. Donovan                                      12,346                                        32,500
Morton Cohen                                        293,886                                        37,500
Paul A. Carroll                                      12,050                                        30,000
Peter Lawson-Johnston                                74,518                                        37,500
William J. vanden Heuvel                             20,022                                        37,500
Garth A.C. MacRae                                         0                                        37,500
Jonathan C. Goodman                                       0                                        37,500
                                                  ---------                                       -------
                  Total                           3,562,674                                       559,500

--------------------------                                     -----------------
CUSIP No. 988910105                        13D                 Page 14 of 14
--------------------------                                     -----------------



                                                     EXHIBIT 1

                             JOINT FILING AGREEMENT


                  The undersigned hereby agree that the Statement on Schedule 13D dated March 13, 2003 with respect to the shares of common stock, no par value, of Zemex Corporation and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.


                  This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  March 13, 2003


                                       CEMENTOS PACASMAYO S.A.A.


                                       By: /s/Ignacio Bustamante
                                           -----------------------------------
                                           Chief Financial Officer



                                       INVERSIONES PACASMAYO S.A.


                                       By: /s/Lino Abram
                                           -----------------------------------
                                           Chief Executive Officer




                                       /s/Eduardo Hochschild
                                       -----------------------------------